                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 29549

                            ------------------------

                      AMENDMENT NO. 1 (FINAL AMENDMENT) TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 12)

                        CONSOLIDATED CAPITAL GROWTH FUND
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)

                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
            COLORADO CENTER, TOWER TWO, 2000 SOUTH COLORADO BOULEVARD
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           300 SOUTH GRAND, 34TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                            ------------------------

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation* $9,398,219.80             Amount of Filing Fee: $1,879.64
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 26,033.85 units of limited partnership interest of the subject partnership for $361 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

Amount Previously Paid:   Filing Parties:

Form or Registration No.: Date Filed:

                         (Continued on following pages)

CUSIP No. NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO PROPERTIES, L.P.
                  84-1275721

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  WC, BK

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER

                           --

         8.       SHARED VOTING POWER

                           2,227.50

         9.       SOLE DISPOSITIVE POWER

                           --

         10.      SHARED VOTING POWER

                           2,227.50

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                           2,227.50

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  Approximately 4.49%

14.      TYPE OF REPORTING PERSON

                  PN

CUSIP No. NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO-GP, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER

                           --

         8.       SHARED VOTING POWER

                           2,227.50

         9.       SOLE DISPOSITIVE POWER

                           --

         10.      SHARED VOTING POWER

                           2,227.50

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                           2,227.50

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                    Approximately 4.49%

14.      TYPE OF REPORTING PERSON

                  CO

CUSIP No. NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  84-129577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                         (a) [ ]
                                                                         (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER

                           --

         8.       SHARED VOTING POWER

                           24,228.15

         9.       SOLE DISPOSITIVE POWER

                           --

         10.      SHARED VOTING POWER

                           24,228.15

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                           24,228.15

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                     Approximately 48.76%

14.      TYPE OF REPORTING PERSON

                  CO

       AMENDMENT NO. 1 TO SCHEDULE 14D-1/AMENDMENT NO. 12 TO SCHEDULE 13D

         This statement (the "Statement") constitutes Amendment No. 1 to the initial Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's offer to purchase units of limited partnership interest ("Units") of Consolidated Capital Growth Fund (the "Partnership"); and (b) Amendment No. 12 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on December 19, 1994, by Insignia Financial Group, Inc. ("Insignia"), as amended by (i) Amendment No. 1, filed with the Commission on March 11, 1997, by Insignia, Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Andrew L. Farkas, (ii) Amendment No. 2, filed with the Commission on December 19, 1997, by Madison River Properties, L.L.C. ("Madison River"), IPLP, IPT, Insignia and Andrew L. Farkas,
(iii) Amendment No. 3, filed with the Commission on January 15, 1998, by Madison River, IPLP, IPT, Insignia and Andrew L. Farkas, (iv) Amendment No. 4, filed with the Commission on January 22, 1998, by Madison River, IPLP, IPT, INsignia and Andrew L. Farkas, (v) Amendment No. 5, filed with the Commission on February 2, 1998, by Madison River, IPLP, IPT, Insignia and Andrew L. Farkas, (vi) Amendment No. 6, filed with the Commission on March 12, 1998, by Madison River, IPLP, IPT, INsignia and Andrew L. Farkas, (vii) Amendment No. 7, filed with the Commission on October 26, 1998, by Madison River, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"), (viii) Amendment No. 8, dated filed with the Commission on June 9, 1999, by Madison River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (ix) Amendment No. 9, filed with the Commission on July 8, 1999, by Madison River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (x) Amendment No. 10 filed with the Commission on July 30, 1999, by Madison River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO, and (xi) Amendment No. 11, dated November 24, 1999, by Madison River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO. Madison River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO are herein referred to as the "Reporting Persons." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     At midnight, New York time, on Wednesday, December 22, 1999, the offer expired pursuant to its terms. A total of 1,066 Units, representing approximately 2.15% of the outstanding Units, were validly tendered and not withdrawn pursuant to the offer. AIMCO OP has accepted for payment all of those Units at $361 per Unit.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2000
                                       MADISON RIVER PROPERTIES, L.L.C.

                                       By: /s/ Patrick J. Foye
                                           -------------------------------------
                                           Executive Vice President

                                           AIMCO/IPT, INC.

                                       By: /s/ Patrick J. Foye
                                           -------------------------------------
                                           Executive Vice President

                                       INSIGNIA PROPERTIES, L.P.

                                       By: AIMCO/IPT, INC.
                                           (General Partner)

                                       By: /s/ Patrick J. Foye
                                           -------------------------------------
                                           Executive Vice President

                                       AIMCO PROPERTIES, L.P.

                                       By: AIMCO-GP, INC.
                                           (General Partner)

                                       By: /s/ Patrick J. Foye
                                           -------------------------------------
                                           Executive Vice President

                                       AIMCO-GP, INC.

                                       By: /s/ Patrick J. Foye
                                           -------------------------------------
                                           Executive Vice President

                                       APARTMENT INVESTMENT
                                       AND MANAGEMENT COMPANY

                                       By: /s/ Patrick J. Foye
                                           -------------------------------------
                                           Executive Vice President